UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2007

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

        On August 15, 2007, NTS Realty Holdings Limited Partnership (the "Company") announced that it, together with an unaffiliated co-owner, completed the purchase of Creek's Edge at Stony Point ("Creek's Edge"), a multifamily property located in Richmond, Virginia. The Company completed the transaction through Creek's Edge Apartments, LLC, a subsidiary of the Company's qualified intermediary in connection with its intended Section 1031 like-kind exchange. The Company and its co-owner purchased the property from CG Stony Point, LLC, a Virginia limited liability company that is not affiliated with the Company (the "Seller"). The Company and its co-owner paid an aggregate purchase price of $32.3 million to acquire Creek's Edge. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 2.01 disclosure by reference. The applicable material contract is also attached to this Current Report on Form 8-K as Exhibit 10.1.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   <u>Exhibits</u>:
            10.1   Agreement of Sale and Purchase
            99.1   Press release of NTS Realty Holdings Limited Partnership, dated
                     August 15, 2007

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



   By: Gregory A. Wells
   Its: Executive Vice President and CFO

 Date: August 17, 2007

EXHIBIT 10.1

AGREEMENT OF SALE AND PURCHASE

THIS AGREEMENT OF SALE AND PURCHASE ("Agreement") is made and entered into as of the 19th day of June, 2007 by and between **CG STONY POINT, LLC,** a Virginia limited liability company with principal office and place of business at 9030 Stony Point Parkway, Suite 500, Richmond, VA 23235-1936 ("Seller"), and **NTS REALTY HOLDINGS LIMITED PARTNERSHIP**, a Delaware limited partnership, with principal office and place of business at 10172 Linn Station Road, Louisville, Kentucky 40223 ("Purchaser").

W I T N E S S E T H:

WHEREAS, Seller desires to sell and Purchaser desires to purchase the property described in Section 1.1 below on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

I.
Sale and Purchase; Property

1.1 **Sale and Purchase.** Seller agrees to sell and convey unto Purchaser, and Purchaser agrees to purchase and accept from Seller, for the purchase price and subject to the terms, covenants, conditions and provisions herein set forth, the following:

(a) All of that certain land more particularly described on Exhibit "A" attached hereto and all easements and all other rights and appurtenances belonging or in anywise pertaining thereto, if any ("**Land**"), together with all structures, buildings, improvements and fixtures thereon consisting primarily of buildings containing 202 apartment units and a clubhouse and other buildings related thereto and commonly known as "Creeks Edge at Stony Point Apartments" in Richmond, Virginia (collectively, the **"Improvements"**). The Land and the Improvements are sometimes referred to herein as the "**Real Property**";

(b) Seller's right, title and interest in and to any and all furniture, carpeting, draperies, appliances, building supplies, equipment, machinery, inventory, and other items of personal property owned by Seller and presently affixed or attached to, placed or situated upon the Real Property and used in connection with the ownership, operation and occupancy of the Real Property, including without limitation those items described on Exhibit "B" attached hereto (**"Personalty"**), but specifically excluding any items of personal property owned by lawful tenants at or on the Real Property (**"Tenants"**) and those items of personal property owned by third parties and leased to Seller;

(c)   Seller's right, title and interest in and to all leases to Tenants as Tenants only (**"Leases"**) now or hereafter affecting the Real Property, together with all refundable security deposits of Tenants held by Seller.

(d)   Seller's right, title and interest in and to all assignable leasing, service, supply and maintenance contracts relating to the Real Property or Personalty, more particularly described on Exhibit "C" attached hereto (**"Contracts"**), other than Seller's existing management agreement (and any other service contract which is terminable without cost to Seller upon thirty (30) days notice and for which Purchaser provides notice to Seller on or before June 28, 2007 to terminate effective as of the Closing Date), which Seller shall terminate as of the Closing Date; and all assignable general intangible rights pertaining to the Real Property, including, but not limited to: all warranties and guaranties presently in effect with respect to the Property; all certificates of occupancy, operating permits, licenses, approvals and entitlements given or made by governmental authorities with respect to the Real Property; the name "Creeks Edge at Stony Point Apartments;" any telephone numbers; and all architectural, structural, mechanical and electrical plans and specifications for the Improvements and/or Real Property ("**Intangibles**").

The items described in (a) through (d) of this Article I are hereinafter collectively called the **"Property".**

II.
Consideration

2.1   Purchase Price. The purchase price (**"Purchase Price"**) to be paid by Purchaser to Seller for the sale and conveyance of the Property shall be $32,300,000, which shall be payable to Seller at the closing of the transaction contemplated hereby, subject to the adjustments provided for herein (**"Closing"**). The Purchase Price shall be paid in full at Closing (subject to the adjustments provided for herein) in cash by wire transfer of immediately available funds to a bank account designated in writing prior to Closing by Seller to Purchaser.

2.2   Earnest Money.   Within three (3) business days following the Effective Date hereof, Purchaser shall deposit with Land America/Commonwealth Land Title Insurance Company as escrow agent (**"Escrow Agent"**) the amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) (the **"Earnest Money"**), which shall be held and disbursed as specifically set forth herein. As used herein, the term **"Earnest Money"** shall mean the initial Earnest Money and any additions thereto pursuant to Section 3.3, plus any interest accrued thereon while held by the Escrow Agent. Escrow Agent shall deposit said Earnest Money in a federally insured interest bearing account. If the transaction contemplated hereby is consummated in accordance with the terms and provisions hereof, the Earnest Money shall be credited against the Purchase Price at Closing. If the transaction is not so consummated, the Earnest Money shall be held and delivered by the Escrow Agent as hereinafter provided.

III.
Inspection

3.1   Inspection Period. (a) Seller shall permit Purchaser and its authorized agents and representatives to enter upon the Real Property at all reasonable times and during normal business hours to inspect and conduct any tests Purchaser deems reasonably necessary in connection with its inspection of the Property. In the event Purchaser desires to conduct any intrusive or destructive testing, such tests shall be conducted only upon request for approval in writing to Seller, which approval shall not be unreasonably withheld. Purchaser shall notify Seller, orally or in writing, of its intention, or the intention of its agents or representatives, to enter the Real Property at least twenty-four (24) hours prior to such intended entry (and 48 hours prior to entry into tenanted portions of the Property). Purchaser shall bear the cost of all its inspections and tests. It is understood that Purchaser intends to conduct, among other tests and studies, an environmental audit, physical tests and inspections, including soils and geotechnical testing of the Real Property, a survey thereof and reasonable and appropriate testing and evaluation of the Improvements and structural components therein. Purchaser also intends to review existing environmental reports and studies, soils and/or geotechnical reports and assessments (special or otherwise) and statements, zoning and land use, ad valorem and personal property tax bills, notices or correspondence from governmental entities with respect to the Property, and books, records, files, leases and related items relating exclusively to the Property (collectively, with the remaining items made available pursuant to this Section 3.1, the **"Documents"**), if any, which are in Seller's possession or in the possession of Seller's property manager or readily available to Seller. Seller agrees to provide to Purchaser, simultaneously with the execution of this Agreement,   the most recently issued Owner's or Lender's title insurance policy in Seller's possession for the Property issued by a national title insurance company, together with complete and legible copies of all documents referenced therein and current as-built surveys and legal descriptions of the Property in insurable form. Seller agrees to provide or otherwise make available to Purchaser at the Property, within five (5) days following the Effective Date, to the extent the same are within Seller's possession or control, the following Documents:

i.   Any and all contracts, leases, service contracts or other agreements, and all amendments thereto, relating to the Property;

ii.   Real estate tax bills for the Property for the years, 2005 and 2006 and complete filings on any pending certiorari proceedings;

iii.   A detailed listing of all capital expenditures on the Property incurred since 2006;

iv.   Any Phase I environmental site assessments, soil test reports, engineering, construction or geotechnical engineering studies of the Property;

v.   Property operating statements for the 2006 calendar year, and year-to-date 2007 for the Property;

vi. A current property rent roll, concession schedule, lease expiration report, delinquency report, security deposit report, and corresponding information certified by an authorized officer of Seller for the Property;

vii. A schedule of all licenses, permits (including building permits), certificates of occupancy and zoning compliance letters or other evidence of zoning compliance for the Property, currently in effect, together with copies thereof and all amendments thereto;

viii. Utility bills for the Property during 2006 calendar year and year to date 2007;

ix. An inventory of all Personalty at the Property;

x. Complete files on any pending litigation and incident reports at or affecting the Property;

xi. An insurance loss history;

xii. Copies of all bond documents, indentures, regulatory agreements and compliance letters which will affect the Property after Closing, if any;

xiii. Copies of all guaranties, warranties and/or indemnities relating to the Property or any Personalty;

xiv. All building plans and specifications for the Property;

xv. List of all employees at the Property and copies of all personnel records, including salary history, tenure, and benefits (including employee discounts or free rent) affecting the Property.

(b) **Return of Documents.** Purchaser shall return all of the Documents and a copy of any environmental structural or engineering studies, reports or test results obtained by Purchaser in connection with its inspection of the Property, promptly after such time as this Agreement is terminated for any reason permitted under the terms of this Agreement. This obligation shall survive the termination hereof.

(c) **No Representation or Warranty by Seller.** Purchaser hereby acknowledges that except as expressly set forth herein, Seller has not and does not make any warranty or representation regarding the truth, accuracy or completeness of the Documents or the source(s) thereof. Seller has not undertaken any independent investigation as to the truth, accuracy or completeness of the Documents and are providing the Documents solely as an accommodation to Purchaser.

3.2   Inspection Obligations.

(a)   **Purchaser's Responsibilities.**   In conducting any inspections, investigations or tests of the Property and/or Documents, Purchaser and its agents and representatives shall: (i) not unreasonably disturb the Tenants or unreasonably interfere with their use of the Property pursuant to their respective Leases; (ii) not unreasonably interfere with the operation and maintenance of the Property; (iii) not damage any part of the Property or any personal property owned or held by any Tenant or third party; (iv) not injure or otherwise cause bodily harm to Seller or its agents, guests, invitees, contractors and employees or any Tenant or their guests or invitees; (v) obtain and maintain and cause each of its consultants to obtain a policy of comprehensive general liability (occurrence) insurance with limits of not less than $1,000,000 combined single limit for personal injury and property damage covering any accident arising in connection with the presence of Purchaser, its agents and representatives on the Property and shall deliver certificates of insurance verifying such coverages to Seller, naming Seller as an additional insured and issued by an insurance company reasonably acceptable to Seller prior to entry upon the Property; (vi) promptly pay at Closing or otherwise when due the costs of all tests, investigations, and examinations done with regard to the Property; (vii) not permit any liens to attach to the Real Property by reason of the exercise of its rights hereunder (and if any attach to promptly pay or bond off such liens); (viii) fully restore the Land and the Improvements to the condition in which the same was found before any such inspection or tests were undertaken; (ix) not reveal or disclose any information obtained during the Inspection Period concerning the Property and the Documents to anyone outside Purchaser's organization and Purchaser's investors, and their respective attorneys, accountants and consultants engaged for the purpose of this transaction, except as required by law or governmental agency; and (x) deliver to Seller the Documents in accordance with Section 3.1(b) hereof.

(b)   **Purchaser's Agreement to Indemnify.**   Purchaser hereby indemnifies and holds Seller harmless from and against any and all liens, claims, causes of action, damages, liabilities and expenses (including reasonable attorneys' fees) arising out of Purchaser's inspections or tests permitted hereunder or any violation of the provisions of this Section 3.2. Notwithstanding any provision of this Agreement, no termination hereof shall terminate Purchaser's obligations pursuant to this Section, and the limitation of damages as set forth in Section 6.1 shall not be applicable to any cause of action arising pursuant to this Section 3.2.

3.3   Right of Termination; Failure of Contingencies. If during the period commencing on the date hereof and ending at 5:00 p.m. Eastern Daylight time on July 9, 2007 (**"Inspection Period"**), Purchaser shall, for any reason, in Purchaser's sole discretion, judgment and opinion, be dissatisfied with any aspect of the Property for any reason whatsoever, then in any such instance Purchaser shall be entitled, as its sole remedy, to terminate this Agreement by giving written notice to Seller prior to the expiration of the Inspection Period. Upon any such termination, neither Seller nor Purchaser shall have any further obligation or liability to the other hereunder, except as expressly provided herein and the entire Earnest Money shall be returned to Purchaser. In the event Purchaser does not elect to terminate this Agreement in accordance with this Section 3.3, then the initial $500,000.00 Earnest Money shall be non-refundable except as otherwise expressly provided herein, and Purchaser shall be obligated to deliver to the Escrow Agent an additional Five Hundred Thousand and 00/100 Dollars ($500,000.00) on or before the expiration of the Inspection Period, which shall become part of the Earnest Money and shall be non-refundable to Purchaser except as expressly provided herein. Failure by Purchaser to give a termination notice as set forth above shall be deemed a waiver by Purchaser of any breach by Seller of any covenant, representation or warranty of Seller hereunder which was disclosed during Purchaser's due diligence inspection or of which Purchaser has knowledge as of the expiration of the Inspection Period.

3.4 Property Conveyed "AS IS."

(a) **Disclaimer of Representations and Warranties By Seller.** Notwithstanding anything contained herein to the contrary, it is understood and agreed that except as expressly set forth herein, Seller has not made and is not now making, and specifically disclaims, any warranties, representations or guaranties of any kind or character, express or implied, oral or written, past, present or future, with respect to the Property.

(b) **Sale "As Is."** Purchaser has not relied upon and will not rely upon, either directly or indirectly, any representation or warranty of Seller or any of its agents other than those set forth herein or in other documents delivered to Purchaser in connection with the Closing and acknowledges that no such representations have been made except as set forth herein or in other documents delivered to Purchaser in connection with the Closing. Purchaser represents that it is a knowledgeable, experienced and sophisticated purchaser of real estate and that it is relying solely on its own expertise and that of Purchaser's consultants in purchasing the Property other than as set forth herein or in other documents delivered to Purchaser in connection with the Closing. Purchaser will conduct such inspections and investigations of the Property as Purchaser deems necessary, including, but not limited to, the physical and environmental conditions thereof, and shall rely upon same. Upon Closing, Purchaser shall assume the risk that adverse matters, including, but not limited to, adverse physical and environmental conditions, may not have been revealed by Purchaser's inspections and investigations. Purchaser acknowledges and agrees that upon Closing, Seller shall sell and convey to Purchaser and Purchaser shall accept the Property "as is, where is," with all faults other than as set forth herein. Purchaser further acknowledges and agrees that there are no oral agreements, warranties or representations, collateral to or affecting the Property by Seller, any agent of Seller or any third party. The terms and conditions of this Section 3.4 shall expressly survive the Closing, not merge with the provisions of any closing documents. Seller is not liable or bound in any manner by any oral or written statements, representations, or information pertaining to the Property furnished by any real estate broker, agent, employee, servant or other person, unless the same are specifically set forth or referred to herein or in other documents delivered to Purchaser in connection with the Closing. Purchaser acknowledges that the Purchase Price reflects the "as is" nature of this sale and any faults, liabilities, defects or other adverse matters that may be associated with the Property. Purchaser has fully reviewed the disclaimers and waivers set forth in this Agreement with its counsel and understands the significance and effect thereof.

6

IV.
Survey

4.1 **Survey.** Simultaneously with the full execution of this Agreement, Seller shall provide Purchaser with Seller's most recent as-built survey of the Property. Purchaser shall within fifteen (15) days after the Effective Date at Purchaser's sole cost and expense, obtain its own ALTA survey, or update and re-certification of Seller's survey, of the Property, and promptly upon any completion of such survey shall provide an original certified survey to Seller and Title Company (as defined below). If, as a result of reviewing the survey or such updated survey, Purchaser or Title Company determines there are objections to survey matters such items shall be included in Purchaser's objection to title matters as provided in Section 5.1 below.

V.
Title

5.1 **Title Objections.** Simultaneously with the full execution of this Agreement, Seller shall provide Purchaser with Seller's most recent owner's title insurance commitment for the Property. Purchaser shall within ten (10) days after the Effective Date, obtain an ALTA owner's commitment for title insurance from LandAmerica and Commonwealth Land Title Insurance Company ("Title Company") (the **"Commitment"**) for the Property and shall, promptly after receipt thereof, deliver a copy of the Commitment to Seller. Purchaser acknowledges that Seller contemplates entering into a Joint Use Agreement to be recorded by Seller at or prior to Closing in favor of the residents of the adjacent townhome community, the form of which has been provided by Seller to Purchaser. Prior to the expiration of the Inspection Period, Purchaser shall deliver to Seller a written statement of objections, if any, to any matters of title to the Real Property (including objections to the form or substance of the Joint Use Agreement and any and all matters of survey), and Seller shall have five (5) days after the receipt of such statement of objections in which to cure to Purchaser's satisfaction or remove the same, time being of the essence. In the event Seller fails or refuses to cure or remove or attempt to remove any other of said objections within said five (5) day period, then Purchaser may terminate this Agreement in writing within five (5) days after the end of five (5) day period described above. In the event Purchaser does not so terminate this Agreement, Purchaser shall be deemed to have waived the objections to title as described above in this Section 5.1, all matters of disclosed on Purchaser's title commitment or survey shall be deemed "Permitted Exceptions" and Purchaser and Seller agree that Closing will be consummated in accordance with this Agreement in the same manner as if there had been no title objections. In the event of termination of this Agreement pursuant to this Section 5.1, the entire Earnest Money shall be delivered to Purchaser, and thereafter neither party shall have any further rights or obligations hereunder, except as expressly provided herein.

5.2 **Subsequent Matters Affecting Title**. If, for any reason whatsoever, the title insurance policy which would otherwise be delivered to Purchaser at Closing reflects, as exceptions, any items first appearing of record after the date of the Commitment (other than the Joint Use Agreement) which are objectionable to Purchaser, Purchaser shall give written notice of such items to Seller no later than the Closing Date, and, if Purchaser shall so give notice to Seller, then:

(a)   the Closing shall be postponed to the first business day which is thirty (30) days after the date previously set for Closing, or such earlier date as may be mutually agreed to between Purchaser and Seller; and

(b)   the rights and obligations of Purchaser and Seller with regard to such items shall be as set forth in Section 5.1 hereof.

VI.
Remedies

6.1   Application of Earnest Money and Remedies.

(a)   Upon Closing, the Earnest Money shall be paid by Escrow Agent to Seller and applied to and credited against the Purchase Price.

(b)   If Seller fails to perform its obligations pursuant to this Agreement for any reason except failure by Purchaser to perform hereunder, or if prior to Closing any one or more of Seller's representations or warranties are breached in any material respect, Purchaser shall elect, as its sole remedy, either to (i) terminate this Agreement by giving Seller timely written notice of such election prior to or at Closing and recover the Earnest Money, (ii) enforce specific performance, or (iii) waive said failure or breach and proceed to Closing. Notwithstanding anything herein to the contrary, Purchaser shall be deemed to have elected to terminate this Agreement if Purchaser fails to deliver to Seller written notice of its intent to file a claim or assert a cause of action for specific performance against Seller on or before thirty (30) days following the scheduled Closing Date or, having given such notice, fails to file a lawsuit seeking such specific performance in the city or county in which the Property is located within sixty (60) days following the scheduled Closing Date. Subject to the additional remedies for breaches of representations and warranties set forth in Section 10.11, Purchaser's remedies shall be limited to those described in this Section 6.1(b) and 6.2 hereof. If, however, the equitable remedy of specific performance is not available, Purchaser may seek any other right or remedy available at law or in equity; provided, however, that, except in the event of a willful and intentional default by Seller of its obligations under Section 7.2(a) hereof, Seller's liability for failure to perform its obligations pursuant to this Agreement shall not exceed the lesser of (i) $150,000.00 or (ii) the actual reasonable out-of-pocket expenses incurred by Purchaser and paid (A) to Purchaser's attorneys in connection with the negotiation of this Agreement and (B) to unrelated and unaffiliated third party consultants in connection with the performance of Purchaser's examinations, inspections and/or investigations in connection with its due diligence. For purposes of this provision, specific performance shall be considered not available to Purchaser only if a court of competent jurisdiction determines conclusively that Purchaser is entitled to specific performance on the merits of its claim but said court is unable to enforce specific performance due to reasons beyond the control of the court or Purchaser and as a direct result of the intentional actions or failure to act of Seller. IN NO EVENT SHALL SELLER'S DIRECT OR INDIRECT MEMBERS, PARTNERS, SHAREHOLDERS, OWNERS OR AFFILIATES, ANY OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF THE FOREGOING, OR ANY AFFILIATE OR CONTROLLING PERSON THEREOF HAVE ANY LIABILITY FOR ANY

CLAIM, CAUSE OF ACTION OR OTHER LIABILITY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROPERTY, WHETHER BASED ON CONTRACT, COMMON LAW, STATUTE, EQUITY OR OTHERWISE.

(c)   If the purchase and sale hereunder is not closed by reason of Purchaser's default or breach of a representation or warranty hereunder, then, as full liquidated damages for such default by Purchaser, Escrow Agent shall immediately pay the Earnest Money to Seller, whereupon no party hereto shall have any further rights, liabilities or obligations under this Agreement, it being specifically understood and agreed that payment of the Earnest Money to Seller as liquidated damages shall be Seller's sole and exclusive remedy hereunder, Seller hereby expressly waiving and relinquishing any and all other remedies at law or in equity except as otherwise expressly set forth herein. The parties hereto expressly acknowledge that it is impossible to estimate more precisely the damages to be suffered by Seller upon Purchaser's default, and that retention of the Earnest Money is intended not as a penalty, but as full liquidated damages. The parties further acknowledge that the amount of the Earnest Money represents a reasonable pre-estimate by the parties of the amount of the probable loss that the Seller might expect to suffer in the event the sale or purchase of the Property is not closed because of Purchaser 's default. Seller's right to retain the Earnest Money as full liquidated damages is Seller's sole and exclusive remedy in the event of a default hereunder by Purchaser, and Seller hereby waives and releases any right to (and hereby covenants that it shall not) sue the Purchaser for specific performance of this Agreement or to prove that Seller's actual damages exceed the Earnest Money which is hereby provided Seller as full liquidated damages.

6.2   Attorneys' Fees. In the event either party hereto is required to employ an attorney in connection with claims by one party against the other arising from the operation or enforcement of this Agreement, the non-prevailing party shall pay the prevailing party all reasonable fees and expenses, including attorneys' fees, incurred in connection with such transaction.

VII.
Closing

7.1   Closing Date. The Closing shall be conducted at the offices of the Purchaser's title company (the "**Title Company**") (or such other location as may be mutually agreed upon by Seller and Purchaser) on or before August 14, 2007 (the "**Closing Date**").

7.2   Closing Matters.

(a)   Seller's Deliveries: At Closing, Seller shall deliver:

(i)   copies, or to the extent in Seller's possession, originals of all Leases and Contracts affecting the Real Property and all records relating to operations, service, repair or maintenance of the Project;

(ii)   possession of the Property and all keys (subject to the rights of tenants in possession) and all access codes and security devices relating to the Property;

(iii)   an executed and acknowledged special warranty deed (**"Deed"**) in proper form for recording, conveying good and marketable fee simple title to the Real Property, free and clear of all liens, restrictions and encumbrances, other than (i) such matters as may be approved or deemed approved by Purchaser pursuant to Sections 5.1 and 5.2 herein, and (ii) Tenant occupancy Leases permitted or approved hereunder in effect as of the Closing Date;

(iv)   a duly executed and acknowledged bill of sale, assignment and assumption (**"Bill of Sale, Assignment and Assumption"**) conveying without warranty the Personalty and assigning Seller's right, title and interest in (i) the Leases, (ii) the Contracts (except for those terminated at the request of Purchaser as provided for in this Agreement), and (iii) the Intangibles. Seller shall assign, except where terminated, the Leases, Contracts and Intangibles to Purchaser at Closing, and Purchaser shall assume all liability thereunder. Purchaser hereby agrees (which agreement shall be included in the Bill of Sale, Assignment and Assumption and survive the Closing) to indemnify, defend, and hold Seller free and harmless from any loss, injury, liability, damage, claim, lien, cost or expense, including attorneys' fees and costs, arising out of any claims related to such Leases, Contracts and Intangibles and which relate to matters arising from and after the Closing Date; and Seller hereby agrees (which agreement shall be included in the Bill of Sale, Assignment and Assumption and survive the Closing) to indemnify, defend, and hold Purchaser free and harmless from any loss, injury, liability, damage, claim, lien, cost or expense, including attorneys' fees and costs, arising out of any claims related to such Leases, Contracts and Intangibles and which related to matters prior to the Closing Date;

(v)   a certificate of Seller respecting the "non-foreign" status of Seller;

(vi)   notification in form reasonably acceptable to Seller and Purchaser to all Tenants under the Leases and other persons designated by Purchaser of the change of ownership, said notification to be executed by Seller and Purchaser at Closing;

(vii)   a rent roll, including delinquencies, security deposits, and concessions, all certified by Seller as of the Date of Closing to be true, complete and accurate;

(viii)   an executed settlement statement prepared in accordance with the terms of this Agreement;

(ix)   such other documents as may be reasonably required by Purchaser or the Title Company;

(x)   originals (if in Seller's possession) or copies of all books, records, licenses, permits, warranties and other items reasonably required by Purchaser for the operation of the Property;

(xi)   an affidavit sufficient to cause Purchaser's title insurance company to remove the mechanic's lien exception and the parties in possession exception (except for tenants under unrecorded leases) as standard exceptions from its title policy;

(xii)   all security deposits of Tenants held by Seller;

(xiii)   a certificate executed by Seller confirming the truthfulness and accuracy of Seller's representations and warranties set forth in Section 10.10 hereof;

(xiv)   evidence of Seller's authority to sell the Property, execute and deliver the documents required hereunder for the Closing and consummate the transactions contemplated in this Agreement; and

(xv)   evidence of termination, effective on or prior to the Closing Date, of the property management agreement currently in effect with respect to the Property and the termination of any other service contracts requested by Purchaser to be terminated pursuant to Section 1.1(d) effective as of the Closing Date.

(b)   **Purchaser's Deliveries.**   At Closing, Purchaser shall:

(i)   deliver the remaining funds for the Purchase Price to the Title Company (all monies Purchaser is required to deliver shall be sent by wire transfer of immediately available federal funds to the account designated by Title Company and available for disbursement by the Title Company no later than 3:00 p.m., Eastern Daylight time, on the Closing Date);

(ii)   deliver an executed Bill of Sale, Assignment and Assumption; and

(iii)   execute and deliver a settlement statement prepared in accordance with the terms of this Agreement and such other documents as may be reasonably required by Seller or the Title Company.

(c)   **Prorations.**   Tenant's security deposits shall be transferred to Purchaser or shall be retained by Seller and credited to Purchaser on the settlement or closing statement. All rents or other items of income for the Property for the month in which the Closing occurs and all expenses, real estate and personal property taxes and assessments and county and municipal fees and taxes (other than recording taxes) with respect to the Property for the year (or such other applicable fiscal period) in which the Closing occurs shall be prorated as of the date of Closing (with Seller responsible up to the date of Closing and Purchaser responsible from and after the date of Closing) on a per diem basis based upon the actual number of days in the calendar month or year or such other applicable fiscal period (as the case may be) of Closing. If the ad valorem real estate taxes with respect to the Property for year (or other applicable fiscal period) in which the Closing occurs are unknown at the time of Closing, the previous year's (or other applicable fiscal period) tax bill shall be used as an estimate, and the parties shall adjust the proration at that time when the current year's taxes become known. With respect hereto, "other applicable fiscal period" shall only refer to such fiscal period as used by the taxing authority for the Property. If the Closing shall occur before rents have actually been paid for the month in which Closing occurs, the apportionment of such rent shall be upon the basis of such rents actually received by Seller. For a period of ninety (90) days subsequent to the Closing, if any such rents, or rents for any time period prior to Closing which are delinquent, are actually received by Purchaser, promptly upon its receipt of such rents, Purchaser shall pay to Seller its proportionate share thereof, each such payment to be applied to the most recently accrued obligations first. During such ninety (90) day period, the Purchaser shall make a good faith effort in an attempt to collect any such rents for the benefit of the Seller, but Purchaser shall not be required to initiate any legal proceedings to collect any such rent or delinquencies and nothing contained herein shall be deemed to limit any of Seller's remedies against any delinquent tenants, including the right to file legal action for the collection of such rents, (but not for dispossession or to terminate any Lease), from such delinquent tenants. Seller shall pay all utilities and other expenses of the Property arising or accruing prior to the Closing.

Purchaser shall take all steps necessary to effectuate the transfer of all utilities to its name as of the Closing Date, and where necessary, post deposits with the utility companies. Purchaser shall further ensure that all utility meters are read as of the Closing Date. Seller shall pay all utilities up to the Closing Date and all utilities on the Closing Date and thereafter shall be paid for by Purchaser. Seller shall be entitled to recover any and all deposits held by any utility company as of the date of Closing. To the extent Purchaser fails to provide, where required, deposits to any such utility company(s) so as to prevent the timely release of Seller's deposit(s) by the utility company(s) on the Closing Date, the amount of such deposit(s) shall be credited to Seller in addition to the Purchase Price. In such event, the deposit(s) will be assigned to Purchaser by Seller who shall have rights to have the deposit (s) released to it upon satisfaction of the conditions imposed by the utility company.

(d)   **Purchaser's Assumption.**   Purchaser agrees to assume and perform all of the covenants of Seller pursuant to the Leases and Contracts assigned at Closing which are to be performed subsequent to the Closing Date. Seller agrees to perform all of the covenants of Seller and pursuant to the Leases and Contracts which are to be performed prior to the Closing Date.

(e)   **Survival Provisions.**   The agreements set forth in subparagraphs (c) and (d) of this Section 7.2 shall survive the Closing and be enforceable until fully performed.

7.3   Closing Costs. Seller shall pay the statutory Grantor's tax for the recording of the Deed, the cost of its most recent survey and title policy delivered to Purchaser simultaneously with the execution of this Agreement, all recordation costs attributable to lien releases and the Deed, one-half of any fee payable to the Escrow Agent, and any payoff costs or expenses incurred by Seller in connection with the removal of any liens, encumbrances or mortgages. Purchaser shall pay all costs for its Commitment, title policies and endorsements, all other recording fees and Grantee's state and local transfer taxes, all costs associated with any survey, inspections or tests it authorizes or conducts, and one-half of any fee payable to the Escrow Agent. Except as otherwise provided in Section 6.2, each party shall be responsible for the payment of its own attorneys' fees incurred in connection with the transaction that is the subject of this Agreement.

7.4   Real Estate Commissions.   Seller agrees to pay Cushman & Wakefield (**"Broker"**) a real estate commission at Closing in accordance with their separate written agreement. Other than as stated in the previous sentence, Seller and Purchaser each represent and warrant to the other that no real estate brokerage commission is payable to any person or entity in connection with the transaction contemplated hereby, and each agrees to and does hereby indemnify and hold the other harmless against the payment of any commission to any person or entity claiming by, through or under Seller or Purchaser, as applicable. This indemnification shall extend to any and all claims, liabilities, costs and expenses (including reasonable attorneys' fees and litigation costs) arising as a result of such claims and shall survive the Closing. Seller's indemnification as set forth above shall include any claims by Broker against either Seller or Purchaser and any claims by any person claiming by, through or under Broker.

       7.5   **Conditions to Closing**. It shall be a condition to Purchaser's obligations to proceed to Closing hereunder that: (a) at all times prior to Closing, Seller shall continue to conduct its business with respect to, and to operate the Property in the same manner in which said business has been heretofore conducted (but in any event in accordance with good business practices), and to comply with all of its material obligations under the Leases, Contracts, permits and warranties; (b) Seller shall obtain Purchaser's written consent prior to entering into any service contract or extension thereof which is not terminable upon 30 days written notice, or any easement or agreement affecting the Property (other than Leases); (c) all Leases entered into between the Effective Date hereof and Closing shall be on Seller's standard form and shall be in the ordinary course of the business of operating and leasing an apartment community (except as provided for in Section 7.6 hereof); and (d) there shall have been no any material adverse change in the Property's operations since the expiration of the Inspection Period.

       7.6   **Occupancy Escrow; Concessions**. **(a)** If, at Closing, there are fewer than 182 units occupied at the market rent then in effect at the time of lease execution for each such unit's floor plan (the current market rents are set forth for on Exhibit "F" attached hereto and incorporated herein by this reference) with no greater than thirty (30) days of free rent concession which remains applicable to any rental period after the Closing Date, other than Seller's listed "hot sheet" units (Purchaser acknowledges and agrees to Seller's use of gift cards as a marketing tool, but that such use shall not be considered a rent concession hereunder and Seller agrees that it shall bear all costs and expenses of such gift cards without proration at Closing), then Seller agrees to establish an escrow account in accordance with the terms of an escrow agreement (the **"Escrow Agreement"**), the form of which shall be agreed upon by the parties prior to Closing, which shall provide as follows: Seller shall deposit with the Escrow Agent at Closing, an amount equal to $300,000, which shall be delivered to Seller within five (5) days following the first date on which there are at least 182 units occupied at the Property. If on the date which is twelve (12) months following Closing, the Property has not achieved at any time during such 12 month period a physical occupancy of at least 182 units, the $300,000 escrowed amount shall be delivered to Purchaser. Purchaser shall deliver to Seller a true, correct and complete copy of the rent roll for the Property effective as of the last day of each month during the term of the Escrow Agreement, and Seller shall have the right, for a period of ninety (90) days following the end of such 12-month term, to conduct an audit of Purchaser's lease files to confirm the physical occupancy of the Property during such period, upon reasonable prior notice to Purchaser and at Seller's sole cost and expense. Purchaser agrees to cooperate with Seller in granting Seller, its agents, representatives and employees access to such lease files so that it may timely and fully complete such audit. Seller shall have no liability (other than as set forth herein) to Purchaser for any shortfalls in occupancy or income from the Property.

(b) Any rent concession which has been granted to any Tenant under any Lease, which concession has not expired by Closing, shall be an expense of Seller and credited to Purchaser at Closing.

VIII.
Condemnation

8.1 **Condemnation**. If, prior to Closing, any governmental authority or other entity having condemnation authority shall institute an eminent domain proceeding or take any steps preliminary thereto (including the giving of any direct or indirect notice of intent to institute such proceedings) with regard to a material portion of the Real Property, Seller shall give written notice of such proceeding to Purchaser immediately upon becoming aware of such proceeding and if the same is not dismissed on or before ten (10) days prior to Closing, Purchaser shall be entitled, as its sole remedy, to terminate this Agreement upon written notice to Seller (a) within fifteen (15) days following notice by Seller to Purchaser of such condemnation, or (b) on the Closing Date, whichever occurs first. In the event Purchaser does not terminate this Agreement pursuant to the preceding sentence, Purchaser shall be conclusively deemed to have elected to accept such condemnation and waives any right to terminate this Agreement as a result thereof. For purposes of this section, a **"material portion"** shall mean that portion of the Real Property which, if taken or condemned, would reduce the value of the Property by not less than Three Hundred Fifty Thousand and 00/100 Dollars ($350,000.00). In the event Purchaser elects to terminate this Agreement under this Section 8.1, the Earnest Money shall be returned to Purchaser and neither party to this Agreement shall thereafter have any further rights or obligations hereunder except as otherwise expressly herein. If Purchaser waives (or is deemed to have waived) the right to terminate this Agreement as a result of such a condemnation, despite such condemnation, Seller and Purchaser shall close the transaction contemplated by this Agreement in accordance with the terms hereof with no reduction in the Purchase Price, and Seller shall assign to Purchaser at Closing all of Seller's right, title and interest in and to all proceeds resulting or to result from said condemnation.

IX.
Risk of Loss

9.1 **Risk of Loss**. Until Closing, Seller alone shall bear the risk of loss should there be damage to any of the Improvements by fire or other casualty (collectively, **"Casualty"**) and shall maintain its existing replacement cost insurance on the Property until Closing. If, prior to the Closing, any of the Improvements shall be damaged by a Casualty, Seller shall promptly deliver to Purchaser written notice (**"Casualty Loss Notice"**) of such Casualty and Seller's and its insurance adjuster's determination as to whether or not the same constitutes "Material Damage."

9.2 **Material Loss**. For the purposes of this Article IX, **"Material Damage"** shall mean damage to the Improvements of such nature that the cost of restoring the same to their condition prior to the Casualty will, in Seller's and its insurance adjuster's reasonable determination, exceed Three Hundred Fifty Thousand and 00/100 Dollars ($350,000.00), whether or not such damage is covered by insurance. If, in the reasonable determination of Seller and its insurance adjuster, the Improvements have sustained Material Damage by a Casualty, Purchaser may, as its sole option, within fifteen (15) days after delivery of the Casualty Loss Notice (or on the Closing Date if sooner) either (a) terminate this Agreement by delivering written notice of same to Seller, or (b) waive its right of termination and proceed to close this transaction in accordance with the terms hereof, in which event Seller shall assign to Purchaser all of its rights in the resulting casualty insurance proceeds (including any existing loss of rents insurance attributable to the period on and after Closing) and deliver to Purchaser an amount equal to the deductible applicable thereto (**"Waiver Option"**).

Failure of Purchaser to deliver written notice of termination within said fifteen (15) day period shall be conclusively deemed to be an election by Purchaser of the Waiver Option. In the event Purchaser elects to terminate this Agreement under this Section 9.2, the Earnest Money shall be returned to Purchaser and thereafter neither party to this Agreement shall thereafter have any further rights or obligations hereunder, except as otherwise expressly provided herein.

9.3 **Non-Material Loss**. In the event, in Seller's and its insurance adjuster's reasonable determination, the cost of restoration following a Casualty does not constitute Material Damage, the rights and obligations of the parties shall not be affected thereby and at the option of Seller, (a) Seller shall repair the Improvements to substantially their condition prior to such damage, which restoration shall be completed prior to or as soon as practicable following the Closing Date, in which event this obligation shall survive Closing and Seller shall post cash, a letter of credit or other reasonable security with the Escrow Agent to secure its obligation to complete such restoration, or (b) Seller shall assign to Purchaser all of its rights in the resulting casualty insurance proceeds (including any existing loss of rents insurance attributable to the period on and after Closing) and deliver to Purchaser an amount equal to the deductible and any additional amount necessary to restore the Improvements to their condition prior to the Casualty.

X.
Miscellaneous

10.1 **Entire Agreement**. This Agreement contains the entire agreement of the parties hereto. There are no other agreements, oral or written, and this Agreement can be amended only by written agreement signed by the parties hereto, and by reference, made a part hereof.

10.2 **Agreement Binding on Parties; Assignment; Section 1031 Exchange.** This Agreement, and the terms, covenants, and conditions herein contained, shall inure to the benefit of and be binding upon the heirs, personal representatives, successors, and assigns of each of the parties hereto. Purchaser may not assign its rights under this Agreement without Seller's prior written consent; provided, however, Purchaser may, without Seller's prior written consent, but upon notice to Seller, (i) assign this Agreement to a single-asset entity which is owned, directly or beneficially, at least 40% by Purchaser, or (ii) assign no more than 60% of Purchaser's rights and obligations hereunder to an entity unaffiliated with Purchaser for the purpose of transferring an undivided tenants-in-common interest to such entity as a co-owner with Purchaser.

Notwithstanding the foregoing, if so requested by Purchaser, Seller will cooperate in structuring and completing this transaction with Purchaser so as to effect an acquisition of "replacement property" in connection with a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended ("Section 1031"). In particular, Seller shall consent to the assignment by Purchaser prior to the Closing hereunder of its right to purchase the Property to a "qualified intermediary," and Seller shall accept payment of the Purchase Price from such "qualified intermediary." The terms "replacement property" and "qualified intermediary" are used herein as defined in Section 1031 and the treasury regulations related thereto. Purchaser shall bear all expenses associated with the structuring of this transaction as part of a Section 1031 like-kind exchange, including all fees of the qualified intermediary. Purchaser shall reimburse Seller for, and hold Seller harmless from and against, any and all reasonable and necessary additional costs and expenses which Seller may incur as a result of structuring this transaction as part of a Section 1031 like-kind exchange.

      10.3   **Effective Date**. The Effective Date of this Agreement shall be the date on which this Agreement is fully executed by both Seller and Purchaser.

      10.4   **Notice**. Any notice, communication, request, reply or advice (collectively, **"Notice"**) provided for or permitted by this Agreement to be made or accepted by either party must be in writing. Notice may, unless otherwise provided herein, be given or served by (i) depositing the same in the United States mail, postage paid, certified, and addressed to the party to be notified, with return receipt requested, (ii) by delivering the same to such party, or an agent of such party, in person, (iii) by facsimile, evidenced by confirmed receipt, or (iv) by depositing the same into custody of a nationally recognized overnight delivery service such as UPS, Federal Express, Airborne Express, Emery or Purolator for next business day delivery. Notice deposited in the mail in the manner described in (i) above shall be effective on the third business day after such deposit; and notice deposited with an overnight courier in the manner described in (iv) above shall be deemed effective within one (1) business day of deposit. Notice given in the manner provided in (ii) or (iii) shall be effective only if and when received by the party to be notified between the hours of 8:00 A.M. and 5:00 P.M. of any business day with delivery made after such hours to be deemed received the following business day. For the purposes of notice, the addresses of the parties shall, until changed as hereinafter provided, be as follows:

        Seller: c/o GrayCo, Inc.
                                5004 Monument Avenue
                                Suite 200
                                Richmond, Virginia 23226
                                Attention: Paul H. Sheehy and
                                                    Russell T Aaronson, III, Esq.
                                  Fax: 804-359-2161
                                Telephone: 804-359-8444

and

> Steven A. Middleton
> 9030 Stony Point Parkway
> Suite 500
> Richmond, VA 23235-1936
> Fax: 804-327-9570
> Telephone: 804-327-9500

with a copy to:Christine H. Rogerson, Esq.
> McGuireWoods LLP
> One James Center
> 901 East Cary Street
> Richmond, Virginia 23219

> Fax: 804-775-1061
> Telephone: 804-775-7666

Purchaser: NTS Realty Holdings Limited Partnership
> 10172 Linn Station Road
> Louisville, Kentucky 40223
> Attention: Neil A. Mitchell
> Fax: 502-426-4994
> Telephone: 502-426-4800 x 212

With a copy to: Rosann D. Tafel
> NTS Development Company
> 10172 Linn Station Road
> Louisville, Kentucky 40223
> Fax: 502-426-4994
> Telephone: 502-426-4800 x153

The parties hereto shall have the right from time to time to change their respective addresses, and each shall have the right to specify as its address any other address within the United States of America by at least five (5) days written notice to the other party.

10.5   Time of the Essence.   Time is of the essence in all things pertaining to the performance of this Agreement.

10.6   Section Headings.   The section headings contained in this Agreement are for convenience only and shall in no way enlarge or limit the scope or meaning of the various and several sections hereof.

10.7   Obligations.   To the extent necessary to carry out the terms and provisions hereof, the terms, conditions, obligations and rights set forth herein shall not be deemed terminated at the time of Closing, nor will they merge into the various documents executed and delivered at the time of Closing.

10.8 **Business Days**. In the event that any date or any period provided for in this Agreement shall end on a Saturday, Sunday or legal holiday in the State in which the Property is located, the applicable date or period shall be extended to the first business day following such Saturday, Sunday or legal holiday.

10.9 **Purchaser's Representations and Warranties.**

(a) **Authority of Purchaser.** Purchaser represents and warrants that Purchaser is duly organized and validly existing under its State of organization and has full right, power and authority to enter into this Agreement and, at Closing, will have full right, power and authority to consummate the sale provided for herein and Purchaser agrees to provide such certificates, resolutions and other documents as evidence thereof as may be reasonably required.

(b) **No Bankruptcy or Receivership.** That at no time on or before the Closing Date shall any of the following have occurred with respect to Purchaser: (i) the commencement of a case under Title 11 of the United States Code, as now constituted or hereafter amended, or under any other applicable federal or state bankruptcy law or other similar law; (ii) the appointment of a trustee or receiver of any property interest; (iii) an assignment for the benefit of creditors; (iv) an attachment, execution or other judicial seizure of a substantial property interest; (v) the taking of, failure to take, or submission to any action indicating an inability to meet its financial obligations as they accrue; or (vi) a dissolution or liquidation.

10.10 **Seller's Representations and Warranties.**

(a) **Authority of Seller.** Seller represents and warrants that Seller is a limited liability company, duly organized and validly existing under the laws of the State of Virginia, has full right, power and authority to enter into this Agreement and, at Closing, will have full right, power and authority to consummate the sale provided for herein. Seller agrees to provide such certificates, resolutions and other documents as shall be reasonably required by Purchaser or its title insurance company as evidence of such right, power and authority. To Seller's knowledge the consummation of the transactions contemplated hereby will not violate any laws, agreements or obligations by which Seller is bound.

(b) **Leases**. Attached hereto as Exhibit "E" is a true, correct and complete copy, in all material respects, of the most current rent roll for the Real Property.

(c) **Governmental Requirements; Litigation**. Seller has received no written notice from any governmental or quasi-governmental authority or agency of any violation of any law, order or requirement of such authority or agency, against or affecting the Property or Seller with which Seller has not yet complied in all material respects. Seller has received no written notice of any pending or threatened condemnation or eminent domain proceedings which would affect the Property. There is no pending, or to Seller's knowledge, threatened, claim, action, suit, arbitration or proceeding wherein Seller is a party before any tribunal, court, governmental or administrative agency or which could materially adversely affect the Property or the operation thereof or Seller's obligations hereunder.

(d)   **Hazardous Substances.** Other than as may be contained in Seller's latest Phase I ESA to be delivered to Purchaser as provided herein, Seller has no knowledge of the presence of any Hazardous Substances on the Property. For purposes of the foregoing, "**Hazardous Substances**" shall mean any substance identified as a hazardous, toxic or dangerous substance, waste, material, pollutant or contaminant in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as "CERCLA"), as amended, the Superfund Amendment and Reauthorization Act (commonly known as "SARA"), or the Resource Conservation and Recovery Act (commonly known as "RCRA"), or any other environmental laws applicable to the Property, or any substance that contains polychlorinated biphenyls ("PCBs"), radon gas, urea formaldehyde, asbestos or lead, but the definition shall specifically exclude normal and customary amounts of cleaning and office supplies and other similar materials commonly used, stored and maintained at properties similar to the Property in accordance with applicable law.

(e)   **Possession.**   Seller has not granted to any party any license, lease, or other right relating to the use or possession of the Property or any part thereof, except under the existing Leases, Contracts, and documents of record.

(f)   **Bankruptcy.**   There is not currently pending or, to the best of Seller's actual knowledge, threatened against Seller any bankruptcy, receivership trusteeship or attachment proceeding of any sort.

For the purposes of Seller's representations and warranties set forth herein, Seller's "knowledge" shall be limited to the actual, and not constructive, knowledge, without investigation, of Steven A. Middleton.

10.11 Representations and Warranties True at Closing. The representations and warranties made by Purchaser and Seller respectively under Sections 10.9 and 10.10 shall be deemed made again and shall be true and correct as of the Closing Date and shall survive Closing only for a period of six (6) months. Each party agrees to defend and indemnify the other against any claim, liability, damage or expense asserted against or suffered by such other party arising out of the breach or inaccuracy of any representation or warranty, and each party shall have the right to bring an action against the other on the breach of a representation or warranty and to seek indemnification hereunder, but only if the party bringing the action for breach first learns of the breach after Closing and files such action within 90 days of the expiration of the foregoing survival period. Neither party shall have any liability after Closing for the breach of a representation or warranty hereunder of which the other party hereto had actual knowledge as of Closing. Furthermore, Purchaser agrees that the maximum liability of Seller for the alleged breach of any or all of Seller's representations or warranties set forth in this Agreement is limited to $250,000.00, unless such breach consisted of fraud or intentional misconduct by Seller or Steven A. Middleton. Subject to Section 6.1(c), Seller agrees that Purchaser's maximum liability for the alleged breach of any or all of its representations or warranties hereunder shall be limited to $10,000.00. The provisions of this Section shall survive the Closing.

10.12 **Multiple Counterparts**.   This Agreement may be executed in multiple counterparts (each of which is to be deemed original for all purposes).

10.13 **Severability.** If any provision of this Agreement or application to any party or circumstance shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

10.14 **Post-Closing Audit**. Notwithstanding anything contained herein to the contrary, Purchaser, upon reasonable prior notice to Seller, shall have the right, at any time after the execution of this Agreement and for a period of one hundred twenty (120) days following the Closing Date, at Purchaser's expense, to obtain an audited income statement for the operations of the Property for the calendar year ending December 31, 2006 and year-to-date 2007. Such audit shall include all books and records relating to the Property, including, but not limited to, revenue and expense supporting documents, deposits, bank statements, invoices and other similar documentation. Seller acknowledges and agrees that its books and records are the subject of the audit, and Seller agrees to execute a standard form of engagement and representation letter with an auditor designated by Purchaser in connection with the audit; provided that such letter expressly provides that all costs and fees of Purchaser's auditor shall be paid by Purchaser. Seller agrees to cooperate with Purchaser in granting Purchaser, its agents, representatives and employees access to such books, records and documentation so that it and its auditors may timely and fully complete such audit. Purchaser shall reimburse Seller for its reasonable and necessary costs and expenses incurred in connection with such audit and shall indemnify and hold harmless Seller from all costs and fees of Purchaser's auditor in connection with such audit. Should this Agreement terminate and the Closing not occur, Purchaser shall still be obligated to reimburse Seller for its reasonable and necessary costs and expenses incurred in connection with such audit and shall indemnify and hold harmless Seller from all costs and fees of Purchaser's auditor in connection with such audit. The terms of this Section 10.14 shall survive the Closing and the delivery of the Deed.

[REMAINDER OF PAGE LEFT BLANK]

WITNESS the following duly authorized signatures.

"SELLER"

CG STONY POINT, LLC, a Virginia limited
liability company

By: GRAY PROPERTY 1004, LLC, a Virginia
         limited liability company

         By: GRAY HOLDINGS, LLC, its sole
                member

Date: __6/19__ , 2007   By: _____
                      Paul H. Sheehy
                      Executive Vice President

By: CPSPA, LLC, a Virginia limited liability
         company

Date: __6/19__ , 2007   By: _____
              Steven A. Middleton
              Manager

"PURCHASER"

NTS REALTY HOLDINGS LIMITED
PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware
         Corporation and its Managing General
         Partner

Date: _____ , 2007   By: _____
              Title: _____

21

WITNESS the following duly authorized signatures.

"SELLER"

CG STONY POINT, LLC, a Virginia limited liability company

By: GRAY PROPERTY 1004, LLC, a Virginia limited liability company

By: GRAY HOLDINGS, LLC, its sole member

Date: ____________, 2007

By: ____________________________
Paul H. Sheehy
Executive Vice President

By: CPSPA, LLC, a Virginia limited liability company

Date: ____________, 2007

By: ____________________________
Steven A. Middleton
Manager

"PURCHASER"

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware Corporation and its Managing General Partner

Date: June 19, 2007

By: Bryan R. Russell
Title: E.V.P.

JOINDER BY ESCROW AGENT

The undersigned hereby acknowledges that it accepts the obligations of the Escrow Agent as set forth herein. The Escrow Agent hereby agrees to hold and distribute the Earnest Money in accordance with the terms and provisions of this Agreement.

LANDAMERICA/COMMONWEALTH TITLE INSURANCE COMPANY



By: _____

Name: Vincent Biller

Title: Vice President

EXHIBIT 99.1



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: August 15, 2007

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces the Purchase of Creek's Edge at Stony Point Multi-Family Property in Richmond, Virginia with an Unaffiliated Co-owner

Louisville, KY (August 15, 2007) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it, together with an unaffiliated co-owner, completed the purchase of Creek's Edge at Stony Point ("Creek's Edge"), a multifamily property located in Richmond, Virginia. The Company completed the transaction through Creek's Edge Apartments, LLC, a subsidiary of the Company's qualified intermediary in connection with its intended Section 1031 like-kind exchange. The Company and its co-owner purchased the property from CG Stony Point, LLC, a Virginia limited liability company that is not affiliated with the Company (the "Seller"). The Company and its co-owner paid an aggregate purchase price of $32.3 million to acquire Creek's Edge. A spokesperson for the Company indicated that the Company and its co-owner satisfied the purchase price for Creek's Edge with funds obtained from a $22.75 million short-term mortgage loan from JP Morgan Chase Bank, N.A., funds from a $4.5 million increase in a mortgage loan on the Company's Lakeshore Business Centers I, II and III, and from working capital. The spokesperson also indicated that the transaction was conducted pursuant to an Exchange Agreement with a qualified intermediary as a transaction under Section 1031 of the Internal Revenue Code which is intended to allow the Company to defer the payment of income tax on any gain related to the sale of properties.

Brian Lavin, the President and Chief Executive Officer of the Company's managing general partner said, "We are very pleased to add this property, located next to one of Richmond's newest and most upscale shopping centers, to our growing portfolio of multifamily properties."

About NTS Realty Holdings Limited Partnership
The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns twenty-nine properties, comprised of eleven multifamily properties, fourteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

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Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 29, 2007, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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